Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854)
INSIDE INFORMATION
TERM LOAN PROVIDED BY LAS VEGAS SANDS CORP.
This announcement is issued by Sands China Ltd. (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to the financial assistance provided by Las Vegas Sands Corp. (“LVS”), the controlling shareholder of the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2021 Annual Report.

The Board is pleased to announce that, on July 11, 2022, the Company entered into a loan agreement (the “Loan Agreement”) with LVS, pursuant to which LVS has extended to the Company a subordinated unsecured term loan in the amount of US$1 billion on July 11, 2022 which is repayable on July 11, 2028 (the “Loan”). In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the Loan, following which only cash interest at 5% per annum will be payable. LVS will provide the Loan to the Company in order to support, among other things, the working capital and general corporate purposes of the Group. The Loan is pre-payable by the Company in whole or in part at any time without penalty. The Company’s obligations under the Loan will be subordinated unsecured obligations of the Company and will be subordinated to all third party unsecured indebtedness and other obligations of every nature of the Group from time to time, including all Senior Notes issued by the Company and the 2018 SCL Credit Facility (as amended, restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof).

The Loan Agreement highlights both LVS and the Company’s confidence in the long-term growth potential of Macao, and the availability of the Loan further bolsters the Company’s balance sheet position and liquidity. The Board considers that the terms of the Loan Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, LVS beneficially owns approximately 70% of the issued share capital of the Company. Therefore, LVS is a connected person of the Company, and the transactions contemplated under the Loan Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules. As the Loan is conducted on normal commercial terms or better to the Company and is not secured by the assets of the Group, the Loan is fully exempted from shareholders’ approval, annual review and all disclosure requirements pursuant to Rule 14A.90 of the Listing Rules.

Holders of our Company’s securities, potential investors and readers are advised to exercise caution in dealing in securities in our Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, July 11, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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